

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2018

Kent Wilson
Chief Executive Officer and President
Alpine 4 Technologies Ltd.
4742 N. 24th Street Suite 300
Phoenix, AZ 85016

      Re: 10-K filed April 14, 2017
           10-Q filed November 14, 2017
           File No. 000-55205

Dear Mr. Wilson:

We issued comments to you on the above captioned filings on December 14, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 19, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3810 with any questions.

                    Division of Corporation Finance
                    Office of Telecommunications